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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            CYPRESS BIOSCIENCE, INC.
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                              (NAME OF THE ISSUER)


                     COMMON STOCK, $.02 PAR VALUE PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                    232674101
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                                 (CUSIP NUMBER)


                                 JAY D. KRANZLER
                         4350 EXECUTIVE DRIVE, SUITE 325
                               SAN DIEGO, CA 92121
                                 (619) 452-2323
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                DECEMBER 31, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                              (Page 1 of 6 pages)

                                      13D


CUSIP NO.   232674101                                          PAGE 2 OF 6 PAGES

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         JAY D. KRANZLER
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  |_|
         N/A                                                          (b)  |_|
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS
         OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                              |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES
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                         7    SOLE VOTING POWER
        NUMBER
          OF
                              2,243,243
                         -------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
        OWNED                 220,244
                         -------------------------------------------------------
          BY             9    SOLE DISPOSITIVE POWER
         EACH
      REPORTING               2,243,243
                         -------------------------------------------------------
        PERSON           10   SHARED DISPOSITIVE POWER
         WITH
                              220,244
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,463,487
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES
         N/A                                                                |_|
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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.4%
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   14    TYPE OF REPORTING PERSON
         IN
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* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as
amended.


                              (Page 2 of 6 pages)

ITEM 1.  SECURITY AND THE ISSUER

         (a)      TITLE OF SECURITY:

                  Common Stock, $.02 par value per share.

         (b)      NAME OF THE ISSUER:

                  Cypress Bioscience, Inc., a Delaware corporation.

         (c)      THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  4350 Executive Drive, Suite 325
                  San Diego, CA  92121

                  Description of Business:

                  The Issuer researches, develops, manufactures and markets medical devices and therapeutics for the treatment of certain types of immune system disorders and is engaged in the development of novel therapeutic agents for the treatment of blood platelet disorders.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      NAME OF THE REPORTING PERSON:

                  Jay D. Kranzler

         (b)      BUSINESS ADDRESS:

                  4350 Executive Drive, Suite 325
                  San Diego, CA 92121

         (c) PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

                  Vice Chairman of the Board, Chief Executive Officer and Chief Financial Officer of the Issuer.

         (d)      CONVICTIONS IN CRIMINAL PROCEEDINGS SINCE FEBRUARY 17, 1993:

                  None.


                              (Page 3 of 6 pages)

         (e)      JUDGMENTS FOR VIOLATIONS OF SECURITIES LAWS SINCE FEBRUARY 17,
                  1993:

                  None.

         (f)      UNITED STATES

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Of the 2,463,487 shares reported as beneficially held, (i) 2,233,243 are represented by vested options to purchase such number of shares of Issuer's Common Stock granted to the Reporting Person pursuant to his employment agreement with the Issuer, (ii) 10,000 shares were purchased in open market transactions by the Reporting Person, and (iii) 220,244 shares are held in the Issuer's 401(k) Plan, of which the Reporting Person is a co-trustee.

ITEM 4.  PURPOSE OF THE TRANSACTION

         N/A

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a)      Beneficial Ownership:                2,463,487

                  Percentage Ownership:                  6.4%*

         (b)      Sole Voting Power:                   2,243,243

                  Shared Voting Power:                 220,244(1)

                  Sole Dispositive Power:              2,243,243

                  Shared Dispositive Power:            220,244(1)

         (c)      Recent Transactions:                 None.

         (d)      Right to Receive Dividends:          Reporting Person has
                                                       exclusive right.

         (e)      Ownership below 5%: Not applicable.

(1) Represents 220,244 shares of Common Stock held in the Issuer's 401(k) Plan, of which the Reporting Person is the co-trustee and shares voting and dispositive power with respect to such shares with the other co-trustee.


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* Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as
amended.


                              (Page 4 of 6 pages)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person and Issuer are parties to that certain Employment Agreement filed as Exhibit 10.8 to Issuer's Annual Report on Form 10-K for the year ended December 31, 1995, which employment agreement is incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None.


                              (Page 5 of 6 pages)
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 17, 1998
                                       -----------------------------------------
                                       (Date)


                                       /s/ Jay D. Kranzler
                                       -----------------------------------------
                                       Jay D. Kranzler


                              (Page 6 of 6 pages)